UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

On January 21, 2009, CorpBanca published on its web site its monthly interim financial results as of December 31, 2008. The press release is attached hereto as Exhibit 99.1.

On January 27, 2009, CorpBanca notified the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros) of the decision by its Board of Directors to disclose to the general public as a material event its resolution to call an Ordinary General Shareholders’ Meeting to be held on February 26, 2009, for the purpose of submitting to the shareholders’ consideration those matters of their competence. An unofficial English translation of the letter is attached hereto as Exhibit 99.2.

On January 29, 2009, CorpBanca issued a press release announcing its Ordinary General Shareholders’ Meeting to be held on February 26, 2009. The press release is attached hereto as Exhibit 99.3.

On January 29, 2009, CorpBanca published a notice in the Chilean newspaper La Tercera announcing its Ordinary General Shareholders’ Meeting to be held on February 26, 2009. An unofficial English translation of the notice is attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Sergio Benavente
Name:	Sergio Benavente
Title:	Chief Financial Officer

Date: January 30, 2009

EXHIBIT INDEX

Exhibit	Description
99.1	Press release announcing CorpBanca’s financial results as of December 31, 2008.

99.2	Unofficial English language translation of CorpBanca’s letter to the Chilean Superintendency of Securities and Insurance dated January 27, 2009, providing notice of the decision by its Board of Directors to disclose to the general public as a material event its resolution to call an Ordinary General Shareholders’ Meeting to be held on February 26, 2009.

99.3	Press release of January 29, 2009 announcing CorpBanca’s Ordinary General Shareholders’ Meeting to be held on February 26, 2009.

99.4	Unofficial English language translation of CorpBanca’s announcement of its Ordinary General Shareholders’ Meeting to be held on February 26, 2009, published on January 29, 2009 in the Chilean newspaper La Tercera.